Lichen China Ltd.

B2306, Block B

Tower 3, Jinjiang Wanda Plaza Commercial Complex

888 Century Avenue

Meiling Street, Jinjiang

Fujian Province, People’s Republic of China 362000

July 11, 2022

Via EDGAR Correspondence

Ms. Alyssa Wall

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Lichen China Ltd. Amendment No. 1 to Registration Statement on Form F-1 Filed June 15, 2022 File No. 333-264624

Dear Ms. Jaskot,

This letter is in response to the letter dated July 5, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Lichen China Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1

Trading in our securities may be prohibited..., page 45

1. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “noninspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised page 45 of the Amended Registration Statement to disclose that United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted.

Material Tax Consequences Applicable to U.S. Holders of our Ordinary Shares, page 125

2. Your disclosure indicates that this section is the opinion of Ortoli Rosenstadt LLP with respect to matters of U.S. federal income tax. If this is the opinion of Ortoli, please file a short-form or long-form opinion as an exhibit. If this is not the opinion of Ortoli, please revise the disclosure accordingly.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have filed an opinion of Ortoli Rosenstadt LLP as exhibit 8.2 with respect to matters of U.S. federal income tax.

Exhibit Index, page II-1

3. The opinion states that it is limited to the application of the Securities Act and the rules and regulations of the SEC promulgated thereunder. The opinion must opine that the warrant is a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement, which, in this case, appears to be New York. Please have counsel revise the opinion accordingly. Refer to Section II.B.1.f of Staff Legal Bulletin 19.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that our counsel, Ortoli Rosenstadt LLP, has revised the opinion to opine the warrant is a binding obligation of the registrant under the laws of the State of New York and we have refiled the opinion as exhibit 5.2.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Ya Li
Name:	Ya Li
Title:	Chief Executive Officer and Director